Letterhead of Pryor Cashman and Flynn, LLP

                                                       ERIC M. HELLIGE

                                                       DIRECT TEL: 212-326-0846
                                                       DIRECT FAX: 212-798-6380
                                                       ehellige@pryorcashman.com



                                 August 23, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:     Filing Desk
               Steven Jacobs, Accounting Branch Chief

                  Re:      INCENTRA SOLUTIONS, INC.
                           FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005 FILE NO. 0-32913

Ladies and Gentlemen:

         On behalf of Incentra Solutions, Inc., a corporation organized under the laws of the State of Nevada (the "Company"), and in connection with the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Annual Report") and the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (the "Quarterly Report"), we hereby file by EDGAR transmission this letter containing our responses to the Staff letter dated August 9, 2005 furnishing the comments of the Securities and Exchange Commission (the "Commission") on the Annual Report and the Quarterly Report.

         The numbered responses below correspond to the numbered paragraphs of such comment letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Annual Report or Quarterly Report, as the case may be.

                                    RESPONSES

     1. As disclosed in Note 2 to the interim consolidated financial statements included in the Quarterly Report, the convertible note issued in February 2005 in connection with the STAR acquisition (the "STAR Note") is convertible at the greater of $0.40 per share or 70% of the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the last day of the calendar quarter immediately preceding each scheduled payment date.

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Securities and Exchange Commission
August 23, 2005
Page 2



          The STAR Note was issued on February 18, 2005, which was determined to be the commitment date. The average closing market price of the Company's common stock for the ten consecutive trading days preceding the commitment date (as calculated on February 18, 2005) was approximately $0.27 per share. Because the conversion price of the STAR Note on the commitment date was determined to be $0.40 per share (the greater of $0.40 or 70% of the average closing price, as defined), the Company determined that the STAR Note conversion feature was not in-the-money at the commitment date. As a result, a beneficial conversion feature did not exist pursuant to EITF 98-5.

     2. The Company considered paragraphs 39 and A14 of SFAS No. 141 in connection with the STAR and PWI business combinations as they relate to the recognition of intangible assets apart from goodwill. To assist the Company in evaluating the STAR and PWI purchase price allocations, the Company engaged an independent valuation advisor to provide its valuation analyses of certain acquired assets of STAR and PWI. Based on these valuation analyses (which have not yet been finalized), the Company preliminarily allocated the cost of STAR and PWI pursuant to SFAS No. 141, of which approximately $530,000 of the STAR purchase price and approximately $280,000 of the PWI purchase price were allocated to identifiable intangible assets as of March 31, 2005. Based on the preliminary allocation, no intangible assets have been identified that are included in goodwill that do not meet the criteria for recognition apart from goodwill.

     3. As disclosed in Note 8 to the interim consolidated financial statements included in the Quarterly Report, the Company determined that a beneficial conversion feature existed in connection with a May 2005 amendment to the Laurus Note. Although not specifically set forth in the subsequent events disclosure, the Company did calculate and record the amount of the beneficial conversion feature in the quarter ended June 30, 2005, pursuant to EITF Nos.' 98-5 and 00-27. In addition, as disclosed in Note 7(A) to the interim consolidated financial statements included in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, the Company entered into a second amendment to the Laurus Note in June 2005, which resulted in an additional beneficial conversion feature. The total amount of these beneficial conversion features was approximately $110,000, which was recognized as expense during the quarter ended June 30, 2005. The Company has clarified the disclosure regarding these beneficial conversion features in Note 7(A) to its interim consolidated financial statements included in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, as filed with the Commission on August 15, 2005.

         The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the

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Securities and Exchange Commission
August 25, 2005
Page 3


Company's filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company believes it has fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Annual Report or the Quarterly Report, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

                                     Very truly yours,


                                     /s/ ERIC M. HELLIGE
                                     -------------------------------------------
                                     Eric M. Hellige

cc:   Mr. Paul McKnight, Chief Financial Officer
      GHP Horwath, P.C.